We are pleased to report that the merger between Tucker Anthony
Sutro, the parent company of Freedom Capital, and the Royal Bank of Canada, which we reported to you in early August, is nearing completion. Upon completion, a change in ownership of Freedom Capital will take place which will result in an assignment of your advisory agreement with Freedom Capital. HOWEVER, THE SAME PERSONNEL AT FREEDOM CAPITAL WHO NOW PROVIDE INVESTMENT ADVISORY AND CLIENT SERVICES TO YOU WILL CONTINUE TO DO SO AFTER THE CHANGE OF OWNERSHIP.

            MOREOVER, NO MATERIAL CHANGES IN THE OPERATIONS OR IN THE MANAGEMENT OF FREEDOM CAPITAL ARE CONTEMPLATED AS A RESULT OF THIS TRANSACTION. IN ADDITION, THERE WILL BE NO CHANGE IN ANY TERMS OF YOUR CURRENT ADVISORY AGREEMENT, INCLUDING FEES.

            The details of the transaction remain the same as those outlined in our letter to you of August 3, 2001. The closing date of the transaction is expected to be the end of October 2001.

            In accordance with the provisions of the Investment Advisors Act of 1940, as amended, we are required to advise you in writing of this transaction. You are not required to respond to this notice. However, if you do not agree to the assignment of your advisory agreement, we ask that you notify us in writing within 30 days of the date of this letter. If you do not provide us with this notification, we will assume you have consented to this assignment and you will continue to receive investment services under the same terms and conditions of your existing advisory agreement.

            As always, we would be happy to address any questions you may have. Our relationship with you is very important to us and it is our intention to continue to provide you with the services you have come to expect from us. We will continue to advise you of the completion of this transaction.